December 13, 2018

Xi Zhen Ye
Chief Executive Officer
W O Group, Inc.
7702 E Doubletree Ranch Road
Scottsdale, AZ 85258

       Re: W O Group, Inc.
           Registration Statement on Form 10-12G
           Filed October 26, 2018
           File No. 000-55996

Dear Mr. Ye:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Information
Technologies
                                                          and Services